UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)

ICAGEN, INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

45104P500

(CUSIP Number)

Dominique Sémon
Merlin BioMed Private Equity Advisors, LLC
424 West 33rd Street, Suite 520,
New York, NY  10001
Telephone: (646) 227-5200

With a copy to:

Robert M. Katz
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
Telephone: (212) 848-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 45104P500	Page 2 of 7 Pages

1		NAME OF REPORTING PERSON Merlin BioMed Private Equity Advisors, LLC (IRS No. 13-4178606)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 7 Pages

SCHEDULE 13D

CUSIP No. 45104P500	Page 3 of 7 Pages

1		NAME OF REPORTING PERSON Merlin Nexus III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 7 Pages

SCHEDULE 13D

CUSIP No. 45104P500	Page 4 of 7 Pages

1		NAME OF REPORTING PERSON Dominique Sémon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 750,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 750,000
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 750,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 4 of 7 Pages

This Amendment No. 1 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 29, 2011 (the “Schedule 13D”) which relates to the common stock, par value $0.001 (the “Common Stock”), of Icagen, Inc., a Delaware corporation (the “Issuer”).  Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D.  All items or responses not described herein remain as previously reported in the Schedule 13D.

ITEM 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following immediately after the third paragraph thereof:

On August 11, 2011, Merlin Nexus and New Leaf jointly delivered a letter (the “August 11 Joint Letter”) to the Issuer’s Board of Directors and issued a press release (the “August 11 Press Release”).  The August 11 Joint Letter states that Merlin Nexus and New Leaf believe that the clinical data supporting the initial safety and efficacy of PF-05089771 in certain clinical trials may have been a driver behind the timing of the Proposed Transaction.  The August 11 Joint Letter further states that only Pfizer holds information material to the PF-05089771 clinical trials, and that this gives Pfizer a greater informational advantage and ability to value the Issuer relative to the other holders of Common Stock.  The August 11 Joint Letter also notes the belief of Merlin Nexus and New Leaf that a proposed alternative bidder would have created value for holders of Common Stock and disputed the assumptions supplied by the Issuer to its financial advisor that led the Issuer’s Board of Directors to reject this bidder.  The August 11 Joint Letter reiterates that each of the Reporting Persons and New Leaf would not tender their shares in the Proposed Transaction on the current terms.  The Reporting Persons disclaim beneficial ownership of all shares held by New Leaf and its affiliates.

The references to the August 11 Joint Letter and the August 11 Press Release in this Amendment are qualified in their entirety by reference to the August 11 Joint Letter and the August 11 Press Release, copies of which are filed with this Amendment as Exhibit 4 and Exhibit 5, respectively, and incorporated herein by reference as if set forth in their entirety.

ITEM 5	Interest in Securities of the Issuer

Items 5(a) and (b) are hereby amended and restated in their entirety to read as follows:

(a)-(b) Based upon the Issuer’s Schedule 14d-9 filed on August 4, 2011, there were 8,852,725 shares of Common Stock outstanding as of July 20, 2011.  Based on the foregoing, the 750,000 shares (the “Subject Shares”) of Common Stock beneficially owned by the Reporting Persons represented approximately 8.5% of the shares of the Common Stock issued and outstanding as of such date.

ITEM 7	Material to be Filed as Exhibits

The following are filed herewith as Exhibits to this Amendment:

Exhibit	Description

4.	August 11 Joint Letter, dated August 11, 2011, to the Board of Directors of the Issuer.

5.	August 11 Press Release, issued August 11, 2011.

Page 5 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2011

MERLIN BIOMED PRIVATE EQUITY INVESTORS, LLC
By: DOMINIQUE SÉMON, Managing Member

/s/ Dominique Sémon

MERLIN NEXUS III, L.P.
By: MERLIN NEXUS III, LLC., General Partner

/s/ Dominique Sémon
Name:	Dominique Sémon
Title:	Managing Member

/s/ Dominique Sémon
Name:	Dominique Sémon

Page 6 of 7 Pages

EXHIBIT INDEX

Exhibit	Description
1.	Joint Letter, dated July 28, 2011, to the Board of Directors of the Issuer.*
2.	Press Release, issued July 28, 2011.*
3.	Joint Filing Agreement, dated July 29, 2011, between Merlin BioMed Private Equity Advisors, LLC, Merlin Nexus III, L.P. and Dominique Sémon.*
4.	August 11 Joint Letter, dated August 11, 2011, to the Board of Directors of the Issuer.
5.	August 11 Press Release, issued August 11, 2011.

*Previously filed.

Page 7 of 7 Pages